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January 23, 2005


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Resource Capital Corp
         Registration Statement on Form S-11
         File No. 333-126517

Ladies and Gentlemen:


In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.


Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By:      Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
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Matthew Abrusci
Director